UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONTRO, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

683380109

(CUSIP Number)

Saied Kashani

Foley & Lardner

2029 Century Park East, 35th Floor

Los Angeles, California 90067

(310) 975 7756

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 1, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

1 Name of Reporting Person

S.S. or I.R.S. Identification Number of Above Person (optional)

Aura (Pvt.) Ltd.

2 Check The Appropriate Box If a Member of a Group (a)[ ]

(b)[ x ]

3 SEC Use Only

4 Source of Funds: WC

5 Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e) []

6 Citizenship or Place of Organization

Pakistan

7 Sole Voting Power

948447 shares

Number of

Shares 8 Shared Voting Power

Beneficially 0 shares

Owned By

Each Reporting 9 Sole Dispositive Power

Person With 948447 shares

10 Shared Dispositive Power

0 shares

11 Aggregate Amount Beneficially Owned by Each Reporting Person

948447 shares

12 Check Box If The Aggregate Amount in Row (11) Excludes

Certain Shares [ ]

13 Percent of Class Represented By Amount in Row (11)

11.5%

14 Type of Reporting Person

CO

1 Name of Reporting Person

S.S. or I.R.S. Identification Number of Above Person (optional)

The Mahmud Trusts

2 Check The Appropriate Box If a Member of a Group (a)[ ]

(b)[ x ]

3 SEC Use Only

4 Source of Funds: WC

5 Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e) []

6 Citizenship or Place of Organization

United Kingdom

7 Sole Voting Power

425,000 shares

Number of

Shares 8 Shared Voting Power

Beneficially 0 shares

Owned By

Each Reporting 9 Sole Dispositive Power

Person With 425,000 shares

10 Shared Dispositive Power

0 shares

11 Aggregate Amount Beneficially Owned by Each Reporting Person

425,000 shares

12 Check Box If The Aggregate Amount in Row (11) Excludes

Certain Shares [ ]

13 Percent of Class Represented By Amount in Row (11)

5.2%

14 Type of Reporting Person

OO

Item 1. Security and Issuer

This Schedule 13D is being filed by Aura (Pvt.) Ltd. ("Aura"), a Pakistani corporation and relates to the common stock, no par value ("Common Stock") of Ontro, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 13250 Gregg Street, Poway, California 92064.

Item 2. Identity and Background

(a)-(c) Aura is a corporation duly organized under the laws of Pakistan, with its principal address and office at 70 C 1 Gulberg 3, Lahore, Pakistan. The principal business of Aura is that of trade, operation of certain businesses in Pakistan, and investment in property, businesses and securities.

The Mahmud Trusts is a trust organized under the laws of the United Kingdom. The trustee is Indosuez Trust Services Ltd.

(d)-(e) Nothing to disclose.

(f) Aura: Pakistan

The Mahmud Trusts: United Kingdom

Item 3. Source and Amount of Funds or Other Consideration

The Mahmud Trusts purchased its 425,000 shares in return for cash of $510,000. Aura received warrants to purchase 63,750 shares, plus 21,250 shares outright, as a finder's fee for finding The Mahmud Trusts.

Item 4. Purpose of the Transaction

A. Aura

Aura's primary goal is to profit from appreciation in the market price of the Common Stock. Aura expects to actively assert shareholder rights. In addition, as of April 27, 2001 Aura has the right, agreed by the Issuer, to nominate one member to the Issuer's Board of Directors. Aura has submitted the name of its nominee and expects the nominee to be seated as one of the Issuer's directors.

Aura has proposed a transaction with the Issuer which, if consummated, will result in Aura's purchasing an additional approximately 7% of the Common Stock and will result in Aura's being granted the right to appoint the majority of the Board of Directors of the Issuer. As proposed, this will result in an increase in the number of Directors from five to seven with Aura appointing four of the directors. This transaction has not been consummated and may not be consummated.

Aura has considered changes in management of the Issuer. Aura may propose or cause to be implemented changes in the management of the issuer.

Aura may also purchase additional Common Stock or dispose of all or part of its Common Stock at any time. Aura intends to continue to evaluate the Issuer and its business prospects and has consulted and will continue to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives.

Aura intends to continue to explore the options available to it. Aura may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Except as disclosed herein, Aura has no specific plans covered by subsections (a) through (j) of Item 4 of Schedule 13D.

B. The Mahmud Trusts

The Mahmud Trusts' primary goal is to profit from appreciation in the market price of the Common Stock. The Mahmud Trusts has no present plans to become involved in or influence the management of the Issuer. To the extent The Mahmud Trusts believes, in its sole discretion and sole judgment, that the actions of Aura as regards the Issuer will result in an appreciation in the market price of the Common Stock, The Mahmud Trusts will support the actions of Aura, but the Mahmud Trusts expressly reserve their own rights in this regard.

The Mahmud Trusts may also purchase additional Common Stock or dispose of all or part of its Common Stock at any time.

Item 5. Interest in Securities of the Issuer

As of May 1, 2001, Aura owns 760,516 shares of Common Stock and holds warrants to purchase an additional 187,931 shares, representing 9.2% and 2.3%, respectively, of the outstanding shares of Common Stock of the Issuer, on a fully-diluted basis (as reported by the Issuer to Aura), as of May 1, 2001.

The additional 63,750 warrants and 21,250 shares were acquired as of May 1, 2001, as a finder's fee to Aura in connection with the purchase of 425,000 shares by The Mahmud Trusts.

The Mahmud Trusts acquired all 425,000 shares in a single transaction dated May 1, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to

Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between Aura and The Mahmud Trusts with respect to securities of the Issuer, except as follows:

(a) Aura found The Mahmud Trusts and referred The Mahmud Trusts to the Issuer as a purchaser of Common Stock. Aura earned and was paid a finder's fee in connection with this finding and referral.

(b) The Mahmud Trusts' present intention is to support and concur in the actions of Aura with respect to the Issuer to the extent The Mahmud Trusts believes, in its sole discretion, the actions of Aura will result in an increase in the market price of the Common Stock. The Mahmud Trusts will evaluate all actions of Aura on a case-by-case basis and make its own decisions on a case-by-case basis. The Mahmud Trusts expressly reserves the right to, and will, act independently with respect to the Common Stock, especially, without limitation, with regard to decisions to purchase more stock or to dispose of stock presently held.

(c) The Mahmud Trusts may, from time to time, request Aura to provide The Mahmud Trusts with Aura's opinions regarding the Issuer and the Common Stock. Aura's present intention is to supply such opinions if requested, but this intention may change at any time. Any opinions supplied will be without obligation to either side, and The Mahmud Trusts may or may not act in accordance with the opinions so expressed. Notwithstanding the foregoing, Aura will comply with any legal obligations it may have regarding the dissemination or non-dissemination of material non-public information, if any, Aura may come to possess from time to time, as will The Mahmud Trusts.

Item 7. Material to be Filed as Exhibits.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Saied Kashani has been authorized to sign this document only on behalf of The Mahmud Trusts solely as an accommodation. Mr. Kashani has no further authority for or affiliation with The Mahmud Trusts beyond signing this document. In particular and without limitation, Mr. Kashani has no management, control or other role of influence or direction of any kind with respect to The Mahmud Trusts.

Date: May 11, 2001

AURA (Pvt.) Ltd.

by: Saied Kashani, authorized agent

/s/ Saied Kashani

Saied Kashani

The Mahmud Trusts

by: Saied Kashani, authorized agent to sign this document

/s/ Saied Kashani

Saied Kashani